UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated July 18, 2019

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-219583), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K contains a Stock Exchange Announcement dated 18 July 2019 entitled ‘REGULATORY CLEARANCE-ACQ OF LIBERTY GLOBAL ASSETS’

RNS: 9813F

Vodafone Group Plc

18 July 2019

VODAFONE WELCOMES REGULATORY CLEARANCE FOR THE ACQUISITION OF LIBERTY GLOBAL’S ASSETS IN GERMANY, CZECH REPUBLIC, HUNGARY & ROMANIA

London, 18 July 2019 — Vodafone Group confirms that the European Commission has cleared its acquisition of Liberty Global’s operations in Germany, the Czech Republic, Hungary and Romania. Following completion of the €18.4 billion transaction, Vodafone will become Europe’s leading converged operator, with 116.3 million mobile customers, 24.2 million broadband customers and 22.1 million TV customers across 13 European countries.1

Vodafone will own the largest next-generation network in Europe, as well as one of the continent’s largest TV platforms, and more than half of Group revenues will come from fixed and converged services. As a leading European technology communications champion, the company will be able to accelerate the delivery of the Gigabit society to over 100 million people across the continent.

Vodafone Group CEO Nick Read said: “With the European Commission’s approval of this transaction, Vodafone transforms into Europe’s largest fully-converged communications operator, accelerating innovation through our gigabit networks and bringing greater benefits to millions of customers in Germany, the Czech Republic, Hungary and Romania. This is a significant step toward enabling truly digital societies for our customers.”

In Germany, Vodafone will deliver gigabit mobile speeds to 20 million people by 2021 and fixed gigabit connections to 25 million households by 2022. The combined company will be well placed to help deliver the German government’s digital ambitions, providing sustainable and effective competition and choice in digital infrastructure and converged services. As previously announced, Vodafone has also entered into a wholesale cable agreement to provide broadband services, with download speeds of up to 300 Mbps, to Telefónica Deutschland.

The transaction will also bring forward the provision of converged communications services in Central and Eastern Europe, increasing competition and customer choice, acting as a catalyst for further innovation in terms of both network and service provision and making the digital society a reality. In these markets, the combined businesses will upgrade their fixed gigabit networks to reach over 6.4 million homes (39% of total households) in the coming years.

The transaction is expected to generate cost and capex synergies with a net present value of over €6 billion after integration costs, and revenue synergies with an NPV exceeding €1.5 billion from cross selling to the combined customer base. Together with the standalone growth potential of the acquired assets, these synergies support double-digit free cash flow per share accretion (before integration costs) from the third year post completion for Vodafone Group.2

Following the European Commission’s approval, which is conditional on the implementation of the agreed remedy package, the transaction is now expected to complete by 31 July 2019.

- ends -

1 Pro-forma as of 31 March 2019

2 Based on free cash flow after normalised spectrum costs. Assuming the shares issued in March 2019 under the terms of the Mandatory Convertible Bonds are bought back at maturity, the Transaction is expected to be double-digit accretive to Group free cash flow from the third year post completion (after cost and capex synergies and before integration costs).

For further information:

Vodafone Group
Media Relations	Investor Relations
www.vodafone.com/media/contact	ir@vodafone.co.uk

About Vodafone Group

Vodafone Group is one of the world’s leading telecoms and technology service providers. We have extensive experience in connectivity, convergence and the Internet of Things, as well as championing mobile financial services and digital transformation in emerging markets.

Vodafone Group has mobile operations in 25 countries, partners with mobile networks in 41 more, and fixed broadband operations in 19 markets. As of 31 March 2019, Vodafone Group had approximately 650 million mobile customers, 19 million fixed broadband customers and 14 million TV customers, including all of the customers in Vodafone’s joint ventures and associates. For more information, please visit: www.vodafone.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: July 18, 2019	By:	/s/ R E S MARTIN
	Name:	Rosemary E S Martin
	Title:	Group General Counsel and Company Secretary